Exhibit 21

Hungarian Telephone and Cable Corp. Subsidiaries

Hungarotel Tavkozlesi Rt., which is incorporated in Hungary and of which 99.9% is owned by Hungarian Telephone and Cable Corp.

Pilistav Rt., which is incorporated in Hungary and of which 100% is owned by Hungarian Telephone and Cable Corp.